UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 29, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the documents that immediately follow this page.

1
SUPREME COURT OF THE STATE

OF NEW YORK

COUNTY OF NEW YORK
EMPLOYEES RETIREMENT SYSTEM FOR THE
CITY OF PROVIDENCE, derivatively as a
shareholder of CREDIT SUISSE GROUP AG on
behalf of CREDIT SUISSE GROUP AG,

Plaintiff,
v.
URS ROHNER, et al .,

Defendants,

and
CREDIT SUISSE GROUP AG,

Nominal Defendant.
Index No.

651657/2022
Hon. Andrea

Masley
NOTICE OF PENDENCY AND
PROPOSED SETTLEMENT OF
STOCKHOLDER DERIVATIVE
ACTION
EXHIBIT B
The Supreme Court of the State of New York,

County of New York,

authorized this Notice.

This is not a solicitation from a lawyer.
TO:
ALL

PERSONS

OR

ENTITIES

WHO

OR

WHICH

HELD

SHARES

OF
UBS
GROUP

AG
(“UBS”)

(AS

SUCCESSOR

TO

CREDIT

SUISSE

GROUP

AG
(“CREDIT

SUISSE”),

AND

TOGETHER

WITH

ITS
SUCCESSORS AND
ASSIGNS
,

THE

“COMPANY”)

COMMON

STOCK

AS

OF

THE

CLOSE

OF
TRADING ON AUGUST 22, 2025 (“CURRENT UBS STOCKHOLDERS”) .
The

purpose

of

this

Notice

is

to

inform

you

of:

(i)

the

pendency

of

the

stockholder
derivative action captioned
Employees Retirement System for the City of Providence v.

Rohner,

et
al.
, Index No. 651657/2022

(the “Action”), which was

brought by plaintiff Employees Retirement
System for the

City of

Providence (“Plaintiff”),

on behalf

of and for

the benefit

of Credit

Suisse
Group AG (“Credit Suisse,” and together with its successors

and assigns, the “Company”), in the
Supreme

Court

of

the

State

of

New York,

County

of

New York

(the

“Court”);

(ii)

a

proposed
settlement of the

Action (the “Settlement”),

subject to the approval

of the Court, as

provided in the
Stipulation and Agreement

of Settlement,

Compromise, and

Release dated August

21, 2025

(the
“Stipulation of Settlement” or “Stipulation”); (iii) the hearing that the Court will hold on
October
17, 2025, at 9:30 a.m.
, to determine whether to approve the

proposed Settlement and to consider
the

application

by

Plaintiff’s

Counsel

for

an

award

of

attorneys’

fees

and

litigation

expenses,

2
1
including any service award to Plaintiff

to be deducted solely from any fee

and expense award to
Plaintiff’s

Counsel;

and

(iv) Current

UBS

Stockholders’

rights

with

respect

to

the

proposed
Settlement and the application for attorneys’ fees and expenses.
PLEASE READ THIS NOTICE CAREFULLY

AND IN ITS ENTIRETY.
YOUR RIGHTS WILL BE AFFECTED BY THE PROPOSED SETTLEMENT OF THIS
ACTION.

The Stipulation of Settlement was entered into

as of August 21, 2025, between and among
(i) Plaintiff,

derivatively

as

a

stockholder

of

Credit

Suisse;

(ii)

UBS

Group

AG

(“UBS”),

as
successor to Credit Suisse Group AG; (iii) Urs

Rohner, Iris Bohnet, Christian Gellerstad, Andreas
Gottschling, Michael Klein, Shan Li,

Seraina Macia, Richard Meddings, Kai

S. Nargolwala, Ana
Paula

Pessoa,

Joaquin

J.

Ribeiro,

Severin

Schwan,

and

John

Tiner

(collectively,

the

“Former
Director

Defendants”);

and

(iv)

Eric

Varvel,

Thomas

P.

Gottstein,

Lara

J.

Warner,

Brian

Chin,
David Miller,

and Radhika

Venkatraman

(collectively,

the “Former

Executive Defendants,”

and
together

with

the

Former

Director

Defendants,

the

“Individual

Defendants”;

and

the

Individual
Defendants together with Credit Suisse, “Defendants”), subject to the approval of the Court.
As

described

in

paragraph

23

below,

the

Settlement

provides

for

a

cash

payment

of
$115,000,000

(United

States

Dollars)

(the

“Settlement

Amount”),

which,

after

deducting

any
Court-awarded attorneys’ fee

and expenses and

any applicable taxes,

will be paid to

the Company.
Because the Action

was brought

as a derivative

action, which

means that

the Action

was
brought by Plaintiff

on behalf of

and for the

benefit of Credit

Suisse, the cash

recovery from the
Settlement will

go to

UBS, as

successor to

Credit Suisse.

Individual Company stockholders

will
not receive any direct payment from the Settlement.
PLEASE

NOTE:

THERE

IS

NO

PROOF

OF

CLAIM

FORM

FOR
STOCKHOLDERS

TO

SUBMIT

IN CONNECTION

WITH

THIS

SETTLEMENT,

AND
STOCKHOLDERS ARE NOT REQUIRED

TO TAKE

ANY ACTION IN RESPONSE TO
THIS NOTICE.
WHAT

IS THE PURPOSE OF THIS NOTICE?

1.
The

purpose

of

this

Notice

is

to

explain

the

Action,

the

terms

of

the

proposed
Settlement, and how the proposed Settlement affects Company stockholders’ legal rights.
2.
In a derivative action, one or more

persons or entities who are current stockholders
of

a

corporation

sue

on

behalf

of

and

for

the

benefit

of

the

corporation,

seeking

to

enforce the
corporation’s legal rights. In this

case, Plaintiff has filed suit against

Defendants on behalf of and
1

All capitalized terms not otherwise defined

in this Notice shall have the meaning provided

in the
Stipulation or the Notice Order,

which are available in

the “Investor Relations” section of

UBS’s
website,

https://www.ubs.com/global/en/investor-relations.html,

and

on

Plaintiff’s

Counsel’s
website, www.blbglaw.com.

3
for the benefit

of Credit Suisse.

During the pendency

of the case,

Credit Suisse merged

with and
into UBS.
3.
The

Court

has

scheduled

a

hearing

to

consider

the

fairness,

reasonableness,

and
adequacy of the

Settlement and

the application

by Plaintiff’s

Counsel for

an award of

attorneys’
fees and

expenses (the

“Settlement Hearing”).
See

paragraphs 32-33

below for

details about

the
Settlement Hearing, including the location, date, and time of the hearing.
WHAT

IS THIS CASE ABOUT? WHAT

HAS HAPPENED

SO FAR?
THE

FOLLOWING

DESCRIPTION

OF

THE ACTION

AND

THE

SETTLEMENT

HAS
BEEN

PREPARED

BY

COUNSEL

FOR

THE

PARTIES.

THE

COURT

HAS

MADE

NO
FINDINGS

WITH

RESPECT

TO

SUCH

MATTERS,

AND

THIS

NOTICE

IS

NOT

AN
EXPRESSION OR STATEMENT

BY THE COURT OF

FINDINGS OF FACT
.
A MORE COMPLETE STATEMENT

OF THE FACTS OF THIS MATTER

IS SET FORTH IN
THE PARTIES’ PLEADINGS AND BRIEFING. PLEASE

SEE PARAGRAPH 40 BELOW FOR
MORE INFORMATION

ABOUT HOW AND WHERE TO LOCATE

THOSE DOCUMENTS.
4.
On

April

26,

2022,

Plaintiff

filed

a

verified

shareholder

derivative

complaint
alleging that

the Individual

Defendants breached

their fiduciary

duties under

Swiss law

by
inter
alia
failing to

establish and

oversee reasonable and

effective risk

management systems

at Credit
Suisse (the “Complaint”).

As set forth

in the Complaint,

Plaintiff also alleged

that the Individual
Defendants disregarded multiple red

flags of risk

control deficiencies, including in

Credit Suisse’s
New York

operations. Further, Plaintiff

alleged that the Individual Defendants’

risk management
failures caused Credit Suisse

to suffer significant losses when,

between 2020 and 2021,

two hedge
funds

(Malachite

Capital

Management

and

Archegos

Capital

Management)

and

a

financial
services company (Greensill Capital Management) defaulted.
5. The Individual Defendants vigorously dispute and deny each and every allegation, claim, and

contention made

by Plaintiff,

including any

and all

allegations of

fault, wrongdoing,
liability,

and

the

existence

of

any

damages

asserted

in

the

Complaint.

Certain

Individual
Defendants also dispute that Plaintiff

has the capacity to bring this Action,

and certain Individual
Defendants and Credit Suisse dispute that the trial court has jurisdiction over them personally.

6.
After the plaintiff

in a

proceeding pending

before the

trial court

captioned
Cattan
v.

Rohner
, No.

652468/2020 (Sup.

Ct.

N.Y.

Cnty.)

(“
Cattan ”),
amended his

complaint to

add a
small number

of allegations

similar to

those made

in this Action,

on May

18, 2022,

Plaintiff moved
to intervene

in and

for a

limited stay

of
Cattan
. On

April 10,

2023, the

trial court

dismissed the
Cattan
case and

granted Plaintiff’s

motion to

stay a

narrow range

of allegations

similar to

those
made in this Action.

7.
On September 23,

2022, three Defendants

moved to

dismiss the

Complaint. They
argued that the case

should be dismissed on
forum non conveniens
grounds and that

the Complaint
failed

to

plead

Swiss

law

breaches

of

fiduciary

duty

with

the

particularity

required

by

the

4
heightened standard of

CPLR 3016(b). Defendants’

motion to dismiss was

fully briefed, including
the submission of competing expert affirmations, and argued by December 8, 2022.

8.
The

Court

denied

Defendants’

motion

in

its

entirety

at

the

December

8,

2022
hearing and then subsequently entered an order on January 31, 2023.
9.
On February 27,

2023, those Defendants

filed a

motion with

the Court

seeking to
reargue

their

motion

to

dismiss

on

the

pleading

standard,

which

was

fully

briefed,

and

oral
argument was held by July 18, 2023. On March 1, 2023, those Defendants filed a notice of appeal
with the First Department.
10.
On February 8, 2024, after full briefing

and argument, the First Department denied
Defendants’ appeal

and unanimously

affirmed the

Court’s

order denying

Defendants’ motion

to
dismiss. Those Defendants sought

leave to appeal to the

New York

Court of Appeals, which was
denied. The

trial court

subsequently denied

Defendants’ motion

for re-argument

on the

pleading
standard.
11.
On November

21,

2023,

certain Defendants

moved to

dismiss

the Complaint

for
lack

of

standing

and

capacity

to

sue

and

failure

to

join

a

necessary

party.

Plaintiff

vigorously
opposed the motion. The motion was briefed

and then argued on August 15, 2024; at the direction
of

the

Court,

supplemental

submissions

were

made

on

June

13,

2025.

That

motion

remains
pending.
12.
The

Parties

engaged

in

extensive

discovery.

For

example,

Defendants

and

third
parties produced over

two hundred and

ninety-eight thousand (298,000)

documents totaling over
one

million

and

five

hundred and

eighty

thousand

(1,580,000)

pages,

which

Plaintiff’s

team

of
attorneys

reviewed

and

analyzed.

Plaintiff

also

took

depositions

of

thirty-two

(32)

witnesses,
including sixteen (16)

named Defendants, in-person

in London, England,

New York, Los Angeles,
Washington,

D.C., and West Palm

Beach, Florida, and remotely.
13.
The

Parties

engaged in

international

discovery.

After an

initial

round

of

briefing
and argument

in 2023,

the

Court granted

on June

24, 2024

four letters

of

request for

discovery
from UBS and certain Individual

Defendants in Switzerland. On December 9,

2024, UBS moved
in a Swiss legal proceeding to dismiss the

letter of request directed at UBS. That

motion was fully
briefed

on

July

7,

2025,

and

remains

pending.

Plaintiff

withdrew

two

of

the

letters

of

request
seeking Swiss examinations of certain Individual Defendants, and one remains outstanding.

14.
The

Parties

filed

multiple

discovery

motions.

On

October

28,

2024,

Defendant
Gottstein

filed

a

motion

to

quash

a

deposition

notice.

On

November

5,

2024,

Plaintiff

filed

a
motion

to

compel

Credit

Suisse

to

produce

correspondence

with

the

Swiss

banking

regulator
FINMA. On

November 20,

2024, Plaintiff

filed a

motion to

compel disclosure

of certain

Defendant
communications. The Court denied Defendant Gottstein’s

motion as moot on July 14, 2025, after
Plaintiff and

Gottstein stipulated

to the

withdrawal of

the letter

of request

to Gottstein.

The motions
to compel remain pending.
15.
Plaintiff

and

the

Individual

Defendants

also

engaged

in

significant

expert
discovery.

For example, they

exchanged nine extensive

expert reports (four

for Plaintiff; five

for

5
the

Individual

Defendants)

totaling

many

hundreds

of

pages

on

issues

of

Swiss

law,

risk
management controls, corporate governance, and damages.

16.
On October

28, 2024,

certain Defendants

filed motions

to dismiss

the Complaint
for lack of personal jurisdiction. Plaintiff vigorously

opposed those motions. These motions were
fully briefed and then argued on May 2, 2025, and remain pending.
17.
The

Parties

and

UBS

engaged

in

extensive

settlement

negotiations,

which

were
supervised by one of

the nation’s preeminent mediators, former federal District Court judge, Layn
Phillips.

Among

the

negotiations,

the

Parties

engaged

in

three

separate

full

day

in-person
mediation sessions in May 2023, May 2024, and July 2025.

18. At the conclusion of the July 2025 mediation session, after extensive negotiations,
Judge Phillips issued a mediator’s proposal to settle the Action in exchange for a cash payment of
$115,000,000 (United States

Dollars) for the benefit

of the Company,

which all Parties accepted.
The agreement in principle among the Parties

and UBS to settle the Action,

which was subject to
the execution

of a

formal, final

stipulation and

agreement of

settlement and

related papers,

was
memorialized in a Settlement Term Sheet executed on July 21, 2025 (the “Term

Sheet”).
19.
On

July

14,

2025,

Plaintiff

informed

the

Court

that

the

Parties

had

reached

an
agreement in principle to settle the Action.
20.
After additional

negotiations regarding

the

specific terms

of their

agreement,

the
Parties and UBS entered into the

Stipulation of Settlement on August

21, 2025. The Stipulation of
Settlement, which

reflects the

final and

binding agreement

among the

Parties and

UBS with

respect
to the Settlement

and supersedes

the Term Sheet, can be

viewed at the

“Investor Relations” section
of UBS’s website, https://www.ubs.com/global/en/investor

-relations.html.
21.
In connection with settlement discussions and negotiations leading to the proposed
Settlement

set

forth

in

the

Stipulation

of

Settlement, counsel

for

the

Parties

did

not

discuss

the
appropriateness or

amount of any

application by Plaintiff’s

Counsel for

an award

of attorneys’ fees
and expenses.
22.
On

August

22,

2025,

the

Court

entered

the

Notice

Order

in

connection

with

the
Settlement which,

among other

things, preliminarily

approved the

proposed Settlement,

authorized
this Notice to be provided to Current UBS Stockholders, and scheduled the Settlement Hearing to consider whether to grant final approval of the Settlement.
WHAT

ARE THE TERMS OF THE SETTLEMENT?
23.
In

consideration

of

the

full

settlement,

compromise,

and

release

of

the

Released
Plaintiff’s

Claims

(defined

in

paragraph

27

below)

against

the

Released

Defendants’

Persons
(defined in paragraph

27 below) and

the dismissal

with prejudice of

the Action,

the Parties have
agreed to a cash settlement of $115,000,000 (United States Dollars)

(the “Settlement Amount”) to
be funded by

Defendants’ directors and

officers liability

insurance. In accordance

with the terms
of the Stipulation

of Settlement, UBS shall

cause the Settlement Amount

to be paid

into an escrow
account controlled

by Plaintiff’s

Counsel (the

“Escrow Account”).

The Settlement

Amount plus

6
any interest earned thereon

(the “Settlement Fund”), less

(i) any Fee and

Expense Award

paid or
payable and/or any

reserve to account

for any potential future

Fee and Expense

Award and (ii) any
Taxes

with respect to

any interest earned

on the Settlement

Fund while on

deposit in the

Escrow
Account, shall

be paid

from the

Escrow Account

to UBS,

as successor

to Credit

Suisse, no

later
than ten (10) business days after the Effective Date of the Settlement.

WHAT

ARE THE PARTIES’

REASONS FOR THE SETTLEMENT?
24.
Plaintiff

brought

its

claims

in

good

faith

and

continues

to

believe that

its

claims
have merit, but, based upon Plaintiff’s

and Plaintiff’s Counsel’s

investigation, including a review
of the

voluminous documents

and deposition

testimony produced

in this

Action, and

taking into
consideration the risks

of continued litigation

and the relative

costs and benefits

to the Company
of continuing this Action, Plaintiff

and Plaintiff’s Counsel have determined that

the Settlement is
fair, reasonable, adequate, and in the best interests of the

Company and its stockholders. Based on
Plaintiff’s

direct oversight

of the

prosecution of

this

Action, and

with the

advice of

its

counsel,
Plaintiff has agreed

to settle, compromise,

and release the

claims asserted in

the Action pursuant
to the

Settlement, after

considering (i)

the substantial

financial benefit

provided under

the proposed
Settlement;

(ii)

the

uncertain

outcome

and

significant

risks

of

continued

litigation;

and

(iii)

the
desirability

of

permitting

the

Settlement

to

be

consummated

as

provided

by

the

terms

of

the
Stipulation.
25.
The

Individual

Defendants

have

denied,

and

continue

to

deny,

each

and

every
allegation,

claim,

and

contention

made

by

Plaintiff,

including

any

and

all

allegations

of

fault,
wrongdoing,

liability,

and

the

existence

of

any

damages

asserted

in

the

Complaint.

Without
limiting the

generality of

the foregoing,

the Individual

Defendants have

denied, and

continue to
deny, that they have committed any breach

of fiduciary duty or wrongdoing,

have aided or abetted
any

such

breach

or

wrongdoing,

have

violated

any

law

or

statutory

duty

whatsoever,

or

have
caused any damages to

Credit Suisse, and each

Individual Defendant expressly

maintains that he
or she has acted properly and in good faith and

has diligently and scrupulously complied with his
or her statutory,

fiduciary, and other

legal duties. The Individual Defendants

are entering into the
Stipulation and the Settlement solely to eliminate the burden, expense, disruption,

and distraction
inherent

in

further

litigation,

and

without

admitting

the

validity

of

any

allegations

made

by
Plaintiff, or any liability

with respect thereto, and thus

have concluded that it is

desirable that the
claims against them be settled on the terms reflected in the Stipulation.
WHAT

WILL HAPPEN IF THE SETTLEMENT IS APPROVED?

WHAT

CLAIMS
WILL THE SETTLEMENT RELEASE?
26.
If the Settlement is approved,

the Court will enter a

Judgment and Order Granting
Final Approval of Derivative

Action Settlement (the

“Judgment”). Pursuant to

the Judgment, the
claims

asserted

against

Defendants

in

the

Action

will

be

dismissed

with

prejudice

and

the
following releases will occur:
(i)
Without

further

action

by

anyone,

upon

the

Effective

Date

of

the

Settlement,
Plaintiff,

Credit

Suisse,

and

UBS

shall

be

deemed

to

have,

and

by

operation

of

law

and

of

the

7
Judgment

shall

have,

fully,

finally,

and

forever dismissed

with

prejudice,

settled,

resolved,

and
discharged the

Released Plaintiff’s

Claims (defined in

paragraph 27 below)

against the Released
Defendants’ Persons

(defined in

paragraph 27

below), and

shall

forever be

barred and

enjoined
from prosecuting the Released Plaintiff’s Claims against the Released Defendants’ Persons.
(ii)
Without

further

action

by

anyone,

upon

the

Effective

Date

of

the

Settlement,
Defendants and UBS shall be deemed to have, and

by operation of law and of the Judgment shall
have,

fully,

finally,

and

forever

dismissed

with

prejudice,

settled,

resolved,

and

discharged

the
Released

Defendants’

Claims

(defined

in

paragraph

27

below)

against

the

Released

Plaintiff’s
Persons

(defined

in

paragraph

27

below),

and

shall

forever

be

barred

and

enjoined

from
prosecuting the Released Defendants’ Claims against the Released Plaintiff’s Persons.
27.
The

following

capitalized

terms

used

in

paragraph

26

above

shall

have

the
meanings specified below
“Released Claims”

means, collectively,

the Released

Plaintiff’s Claims

and the

Released
Defendants’ Claims.
“Released Defendants’ Claims” means all claims and causes of action of every nature and description,

whether

known

claims

or

Unknown

Claims,

whether

arising

under

state,
federal, foreign, or

common law,

that arise out

of or relate

to the institution,

prosecution,
or

settlement

of

the

claims

asserted

in

the

Action;

except

for

claims

relating

to

the
enforcement of the Settlement.
“Released Defendants’

Persons” means

Defendants and

their current

and former

parents,
subsidiaries, officers, directors, attorneys, family members, trustees, trusts, insurers, heirs, executors, administrators, predecessors, successors, and assigns.
“Released Plaintiff’s

Claims” means

all claims

and causes

of action

of every

nature and
description,

whether

known

claims

or

Unknown

Claims,

whether

arising

under

state,
federal, foreign, or common law, that (i) were asserted in the Complaint;

or (ii) could have
been asserted derivatively

on behalf of the

Company,

or directly under

Article 754 of

the
Swiss Code of Obligations, in the Complaint or in any other forum and that arise out of or relate

to

the

allegations,

transactions,

facts,

matters,

disclosures,

or

non-disclosures

set
forth in the

Complaint; except for claims

relating to the enforcement

of the Settlement. For
the avoidance of doubt,

the Released Plaintiff’s

Claims will not

cover, include,

or release
any other direct

claims of

Plaintiff or

any other

Company stockholder,

including without
limitation

any

claims

asserted

under

the

federal

securities

laws,

including

without
limitation the claims

asserted in
City of St.

Clair Shores Police and

Fire Retirement System
v. Credit

Suisse Group AG, et al.
, Civil Action No. 1:21-cv-03385-NRB (S.D.N.Y.)

.
“Released

Plaintiff’s

Persons”

means

Plaintiff

and

its

current

and

former

parents,
subsidiaries, officers, directors, attorneys (including

Plaintiff’s Counsel), family members,
trustees,

trusts,

insurers,

heirs,

executors,

administrators,

predecessors,

successors,

and
assigns.
“Unknown Claims” means any Released Plaintiff’s Claims that Plaintiff, Credit Suisse, or
UBS does not know or

suspect to exist in its

favor at the time

of the release of such

claims,

8
and any

Released Defendants’

Claims that any

Defendant does

not know or

suspect to exist
in his, her, or

its favor

at the

time of the

release of

the Released

Defendants’ Claims, which,
if known by

him, her,

or it, might

have affected his,

her, or

its decision(s) with

respect to
this Settlement. With respect to

any and all Released

Claims, the Parties and

UBS stipulate
and agree that, upon

the Effective Date

of the Settlement, Plaintiff,

Defendants, and UBS
shall expressly waive

any and all

provisions, rights, and

benefits conferred by

any law of
any state

or territory

of the

United States,

or principle

of common

law or

foreign law, which
is similar, comparable, or equivalent to California Civil Code § 1542, which provides:
A

general

release

does

not

extend

to

claims

that

the

creditor

or

releasing
party

does

not

know

or

suspect

to

exist

in

his

or

her favor

at

the

time

of
executing

the

release

and

that,

if

known

by

him

or

her,

would

have
materially affected his or her settlement with the debtor or released party.
Plaintiff,

Defendants,

and

UBS

acknowledge

that

the

foregoing

waiver

was

separately
bargained for and is a key element of the Settlement.
28.
By

Order

of

the

Court,

(i)

all

proceedings

in

the

Action

other

than

proceedings
necessary to

carry out

or enforce

the terms

and conditions

of the

Stipulation of

Settlement have
been

stayed

until

otherwise

ordered

by

the

Court;

and

(ii) Plaintiff

and

all

other

Company
stockholders

are

barred

and

enjoined

from

commencing,

instituting,

instigating,

facilitating,
asserting,

maintaining,

participating

in,

or

prosecuting

any

and

all

Released

Plaintiff’s

Claims
against any of the Released Defendants’ Persons.
HOW WILL THE ATTORNEYS

BE PAID?
29.
Plaintiff’s Counsel has not

received any payment

for its services

in pursuing claims
in the

Action on

behalf of

the Company,

nor has

Plaintiff’s Counsel

been paid

for its

Litigation
Expenses incurred

in connection

with the

Action.

In connection

with the

Settlement, Plaintiff’s
Counsel will

apply to

the Court

for an

award of

attorneys’ fees

and payment

of Litigation

Expenses
(“Fee and

Expense Award”) to be paid solely

from (and out

of) the Settlement

Fund. In connection
with

Plaintiff’s

Counsel’s

application

for

a

Fee

and

Expense

Award

(“Fee

and

Expense
Application”), Plaintiff

may petition the

Court for

a service

award (“Service Award”)

to be

paid
solely from any Fee and Expense Award to Plaintiff’s

Counsel.

30. The Fee and Expense Application will include a request for an award of attorneys’
fees in an amount not

to exceed 30% of the

Settlement Fund, plus payment of

Litigation Expenses
in

an

amount

not

to

exceed

$3,200,000.

In

connection

with

the

Fee

and

Expense

Application,
Plaintiff may petition the Court for a Service Award

not to exceed $10,000 to be paid solely from
any Fee and Expense Award to

Plaintiff’s Counsel.
31.
The Court will determine the amount of any Fee and Expense Award to Plaintiff’s
Counsel and any Service Award

to Plaintiff. Any Fee

and Expense Award

will be paid out of

the
Settlement Fund

and any

Service Award

will be

paid solely

from any

Fee and

Expense Award.
UBS stockholders are not personally liable for any such fees, expenses, or service award.

9
WHEN AND WHERE WILL THE SETTLEMENT HEARING BE HELD? DO I
HAVE

THE RIGHT TO APPEAR AT

THE SETTLEMENT HEARING? MAY

I
OBJECT TO THE SETTLEMENT AND SPEAK AT

THE HEARING IF I DON’T
LIKE THE SETTLEMENT?
32.
The Court will

consider the Settlement

and all matters related

to the Settlement

at
the Settlement Hearing. The

Settlement Hearing will be

held before the Honorable

Andrea Masley
on
October 17,

2025, at

9:30 a.m.
, at

the Supreme

Court of

the State

of New

York,

County of
New York,

60 Centre

Street, Courtroom

242, New York,

NY 10007.

At the Settlement

Hearing,
the Court

will, among

other things:

(i) determine

whether Plaintiff

and Plaintiff’s

Counsel have
adequately represented the

interests of the

Company and its

stockholders; (ii) determine

whether
the proposed Settlement on the terms and conditions provided for in the Stipulation of Settlement is fair, reasonable, and adequate to the Company

and its stockholders, and should be approved by
the Court; (iii)

determine whether a

Judgment (substantially in

the form attached

as Exhibit D

to
the Stipulation of Settlement)

approving the Settlement, dismissing the

Action with prejudice, and
granting

the

Releases

provided

under

the

Stipulation

of

Settlement,

should

be

entered;
(iv) consider Plaintiff’s Counsel’s

Fee and Expense Application, including

any Service Award

to
Plaintiff; (v)

consider any

objections to

the Settlement

or the

Fee and

Expense Application;

and
(vi) consider any other matters

that may properly be

brought before the Court

in connection with
the Settlement.
33.
Please Note:

The Court

may adjourn

the Settlement

Hearing or

any adjournment
thereof, including

the consideration

of the

application for

attorneys’ fees

and expenses,

without
further notice

of

any kind

to UBS

stockholders. The

Court also

may approve

the

Stipulation

of
Settlement and the Settlement, at or after the Settlement Hearing, with such modifications as may be

consented

to

by

the

Parties

and

without

further

notice

to

UBS

stockholders.

The

Settlement
Hearing may

be converted

to a

hearing by

Zoom or

telephone, in

which case

information about
how to attend

the hearing

remotely will be

provided on

the docket.

You should monitor the Court’s
docket and the website of Plaintiff’s

Counsel, as indicated in paragraph 40

below, before

making
plans to attend the Settlement Hearing. You

may also confirm the date and time of the Settlement
Hearing by contacting Plaintiff’s Counsel as indicated in paragraph 40 below.
34.
Any

Current

UBS

Stockholder

who

or

which

continues

to

own

shares

of

UBS
common

stock

as

of

October

17,

2025,

the

date

of

the

Settlement

Hearing,

may

object

to

the
Settlement and/or the Fee and Expense Application, including Plaintiff’s application for a Service
Award.

Objections must

be in writing

and filed with

the Clerk’s

Office of

the Supreme Court

of
the State

of New

York

,

County of

New York,

at the

address set

forth below

on or

before September
26,

2025.

Objections

must

also

be

served

by

hand,

first

class

U.S.

mail,

or

express

service

on
Counsel for Plaintiff

and Counsel for the

Company,

at the addresses set

forth below,

with copies
also

emailed

to

jeroen@blbglaw.com

and

jhall@cahill.com,

such

that

they

are

received

on

or
before September 26, 2025.

10
New York

County Clerk’s Office
New York

County Clerk
Supreme Court of the State of New York
County of New York
Commercial Division
60 Centre Street
Room 161
New York,

NY 10007
Attention: Justice Masley
Counsel for Plaintiff
Jeroen van Kwawegen

Bernstein Litowitz Berger & Grossmann LLP
1251 Avenue of the Americas
New York,

NY 10020
Counsel for the Company
Jason Hall
Cahill Gordon & Reindel LLP
32 Old Slip
New York,

NY 10005
35.
Any

objections

must:

(i)

identify

the

case

name

and

index

number,
Employees
Retirement System for the City

of Providence v.

Rohner,

et al.
, Index No. 651657/2022 (Supreme
Court of New York, New York

County); (ii) state the name, address, and telephone

number of the
Objector and,

if represented

by counsel,

the name,

address, and

telephone number

of the

Objector’s
counsel; (iii) be signed by

the Objector; (iv) state

with specificity the grounds for

and purpose of
the objection,

including a

detailed statement

of the

specific legal

and factual

basis for

each and
every

objection;

(v)

if

the

Objector

has

indicated

that

he,

she,

or

it

intends

to

appear

at

the
Settlement Hearing, the identity

of any witnesses the

Objector may call to

testify, and any exhibits
the Objector intends to introduce into evidence at the

hearing; and (vi) include (a) documentation
sufficient to prove that

the Objector owned shares

of UBS common

stock as of

the close of trading
on

August

22,

2025,

(b)

documentation

sufficient

to

prove

that

the

Objector

continues

to

hold
shares of UBS common stock as of the

date of filing of the objection, and

(c) a statement that the
Objector

will

continue

to

hold

shares

of

UBS

common

stock

as

of

the

date

of

the

Settlement
Hearing. Documentation establishing ownership of UBS common stock must consist of copies of
an

official

brokerage

account

statement,

a

screen

shot

of

an

official

brokerage

account,

or

an
authorized statement

from the

Objector’s broker

containing the

information found

in an

account
statement.

The

Parties

are

authorized

to

request

from

any

Objector

additional

information

or
documentation sufficient to prove his, her, or its holdings of UBS common stock.
36.
Current UBS

Stockholders who

or which

own shares

as of

the date

of the

Settlement
Hearing may file

a written

objection without having

to appear at

the Settlement

Hearing. Unless
the Court orders

otherwise, however,

no one may

appear at the

Settlement Hearing to

present an

11
objection

unless

he,

she,

or

it

first

filed

and

served

a

written

objection

in

accordance

with

the
procedures described above.
37.
Current UBS

Stockholders who

or which

own shares

as of

the date

of the

Settlement
Hearing who file

and serve a

timely written objection

as described

above and who

wish to be

heard
orally

at

the

Settlement

Hearing in

opposition

to

the

approval of

the

Settlement

or

the

Fee

and
Expense Application must also file a notice of appearance with the Court and serve it on Counsel
for Plaintiff

and Counsel

for the

Company at

the mailing

and email

addresses set

forth in

paragraph
34 above so that it is received on or before September 26, 2025. Persons who intend to object and desire

to

present

evidence

at

the

Settlement

Hearing

must

include

in

their

written

objection

or
notice of appearance the identity of any witnesses

they may call to testify and exhibits they intend
to introduce into evidence

at the hearing. Such persons

may be heard orally at

the discretion of the
Court.
38.
You

are

not

required

to

hire

an

attorney

to

represent

you

in

making

written
objections or in

appearing at the

Settlement Hearing. However,

if you decide

to hire an

attorney,
it will

be at your

own expense, and

that attorney

must file a

notice of appearance

with the Court
and serve it on

Plaintiff’s Counsel and Defendants’ Counsel

at the mailing and

email addresses set
forth in paragraph 34 above so that the notice is received on or before September 26, 2025.
39.
Unless

the

Court

orders

otherwise,

any

Current

UBS

Stockholder

who

or

which
does not make his, her, or its objection in the manner provided herein shall: (i) be deemed to have waived and forfeited

his, her,

or its right

to object to

any aspect of

the Settlement

or the Fee

and
Expense

Application;

(ii)

be

forever

barred

and

foreclosed

from

objecting

to

the

fairness,
reasonableness,

or

adequacy

of

the

Settlement,

the

Judgment

to

be

entered

approving

the
Settlement,

or

the

Fee

and

Expense Application;

and

(iii)

be

deemed to

have waived

and

to

be
forever barred

and foreclosed

from being

heard, in

this or

any other

proceeding, with

respect to
any matters concerning the Settlement or the Fee and Expense Application.
CAN I SEE THE COURT FILE? WHOM SHOULD I CONTACT

IF I HAVE
QUESTIONS?
40.
This Notice does

not purport to

be a comprehensive

description of the Action,

the
allegations

related

thereto,

or

the

terms

of

the

Settlement.

For

a

more

detailed

statement

of

the
matters

involved

in

the

Action,

you

may

view

a

copy

of

the

Stipulation

of

Settlement

in

the
“Investor

Relations”

section

of

UBS’s

website,

https://www.ubs.com/global/en/investor-
relations.html.

You

may

also

inspect

the

pleadings,

the

Stipulation

of

Settlement,

the

Orders
entered by the

Court, and other

papers filed in

the Action

by accessing the

Court docket in

this case
through

the

New

York

State

Unified

Court

System

at
https://iapps.courts.state.ny.us/nyscef/CaseSearch

(in

the

“Case

Number”

field

type
“651657/2022”) or,

subject to customary

copying fees, by visiting,

during regular business hours
of

each

business

day,

the

Clerk

of

the

Supreme

Court

of

New

York,

County

of

New

York,

60
Centre

Street,

New

York,

NY

10007.

Copies

of

key

case

filings,

including

the

Stipulation

of
Settlement, Notice Order, and Complaint, are also available on the website of Plaintiff’s Counsel:
www.blbglaw.com.

Upon

written

request,

Plaintiff’s

Counsel

will

provide

stockholders

with

a
copy of

the public

version of

any other

filing in

the Action. If

you have

questions regarding

the

12
Action or the

Settlement, you may write,

call, or email Plaintiff’s

Counsel: Jeroen van

Kwawegen,
Bernstein

Litowitz

Berger

&

Grossmann

LLP,

1251

Avenue

of

the

Americas,

New

York,

NY
10020; 800-380-8496 (telephone); settlements@blbglaw.com (email).
DO NOT CALL OR WRITE THE COURT REGARDING THIS NOTICE.
Dated: 29 August, 2025
BY
ORDER OF THE

COURT

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
Index

No. 651657/2022
Hon.

Andrea Masley
STIPULATION

AND AGREEMENT
OF SETTLEMENT, COMPROMISE,
AND RELEASE
This Stipulation

and Agreement

of Settlement,

Compromise,

and Release,

dated August
21,

2025

(the

“Stipulation”),

is

entered

into

by

and

among:

(i)

plaintiff

Employees

Retirement
System

for

the

City

of

Providence

(“Plaintiff”),

derivatively

as

a

stockholder

of

Credit

Suisse
Group

AG

(“Credit

Suisse,”

and

together

with

its

successors

and

assigns,

the

“Company”);
(ii)

UBS

Group

AG

(“UBS”),

as

successor

to

Credit

Suisse

Group

AG;

(iii)

Urs

Rohner,

Iris
Bohnet,

Christian

Gellerstad,

Andreas

Gottschling,

Michael

Klein,

Shan

Li,

Seraina

Macia,
Richard

Meddings,

Kai

S.

Nargolwala,

Ana

Paula

Pessoa,

Joaquin

J.

Ribeiro, Severin

Schwan,
and John Tiner (collectively, the “Former Director Defendants”); and (iv) Eric Varvel,

Thomas
P.
Gottstein, Lara J. Warner, Brian Chin, David Miller, and Radhika Venkatraman (collectively, the
EMPLOYEES RETIREMENT

SYSTEM FOR

THE
CITY OF PROVIDENCE, derivatively as a
shareholder of CREDIT

SUISSE GROUP AG

on
behalf of CREDIT SUISSE GROUP AG,
Plaintiff,
v.
URS ROHNER, et al .,
Defendants,
and
CREDIT SUISSE

GROUP AG,
Nominal Defendant.

“Former

Executive

Defendants,”

and

together

with

the

Former

Director

Defendants,

the
“Individual

Defendants”;

and

the

Individual

Defendants

together

with

Credit

Suisse,
“Defendants”).
1

Upon the terms and subject

to the conditions set forth herein and

the approval of
the Supreme Court of the

State of New York,

County of New York

(the “Court”), the Settlement
embodied in

this Stipulation

is intended

to be

a full

and final

disposition of

the claims

asserted
against

the

Individual

Defendants

in

the

above-captioned

stockholder

derivative

action

(the
“Action”).
WHEREAS :
A.
On

April

26,

2022,

Plaintiff

filed

a

verified

shareholder

derivative

complaint
alleging that

the Individual

Defendants breached

their fiduciary

duties under

Swiss law

by
inter
alia
failing to

establish and

oversee reasonable

and effective

risk management

systems at

Credit
Suisse (the “Complaint”).

As set forth

in the Complaint,

Plaintiff also alleged

that the Individual
Defendants disregarded multiple red flags

of risk control

deficiencies, including in Credit

Suisse’s
New York

operations. Further,

Plaintiff

alleged that the Individual Defendants’

risk management
failures caused Credit Suisse

to suffer significant losses when,

between 2020 and 2021, two

hedge
funds

(Malachite

Capital

Management

and

Archegos

Capital

Management)

and

a

financial
services company (Greensill Capital Management) defaulted.
B. The Individual Defendants vigorously dispute and deny each and every allegation, claim, and

contention made

by Plaintiff,

including any

and all

allegations of

fault, wrongdoing,
liability,

and

the

existence

of

any

damages

asserted

in

the

Complaint.

Certain

Individual
1

All terms

herein with

initial capitalization

shall, unless

defined elsewhere

in this

Stipulation, have
the meanings given to them in paragraph 1 below.

Defendants also dispute that Plaintiff has the capacity to bring this Action, and certain Individual
Defendants and Credit Suisse dispute that the trial court has jurisdiction over them personally.
C.
After the plaintiff in

a proceeding pending before the trial

court captioned
Cattan
v.

Rohner
, No.

652468/2020 (Sup.

Ct.

N.Y.

Cnty.)

(“
Cattan
”), amended

his complaint

to add

a
small number

of allegations

similar to

those made

in this Action,

on May 18,

2022, Plaintiff moved
to intervene

in and

for a

limited stay

of
Cattan
. On

April 10,

2023, the

trial court

dismissed the
Cattan
case and

granted Plaintiff’s

motion to

stay a

narrow range

of allegations

similar to

those
made in this Action.
D.
On September 23,

2022, three Defendants

moved to dismiss

the Complaint. They
argued that the

case should be dismissed

on
forum non conveniens
grounds and that the

Complaint
failed

to

plead

Swiss

law

breaches

of

fiduciary

duty

with

the

particularity

required

by

the
heightened standard of

CPLR 3016(b). Defendants’

motion to dismiss was

fully briefed, including
the submission of competing expert affirmations, and argued by December 8, 2022.
E.
The

Court

denied

Defendants’

motion

in

its

entirety

at

the

December

8,

2022
hearing and then subsequently entered an order on January 31, 2023.
F.
On

February

27,

2023,

those

Defendants

filed

a

motion

with

the

Court

seeking

to
reargue their motion to

dismiss on the pleading standard, which was

fully briefed, and oral argument
was held by July 18,

2023. On March 1, 2023, those Defendants filed

a notice of appeal with the First
Department.
G.
On

February

8,

2024,

after

full

briefing

and

argument,

the

First

Department

denied
Defendants’

appeal

and

unanimously

affirmed

the

Court’s

order

denying

Defendants’

motion

to
dismiss. Those Defendants sought leave to appeal to the New York Court of Appeals, which was denied. The trial

court subsequently

denied Defendants’

motion for re-argument

on the pleading
standard.
H.
On November

21, 2023,

certain Defendants

moved

to dismiss

the Complaint

for
lack

of

standing

and

capacity

to

sue

and

failure

to

join

a

necessary

party.

Plaintiff

vigorously
opposed the motion. The motion was

briefed and then argued on August 15,

2024; at the direction
of

the

Court,

supplemental

submissions

were

made

on

June

13,

2025.

That

motion

remains
pending.
I. The Parties engaged in extensive discovery. For example, Defendants and third parties produced over two hundred and ninety-eight thousand (298,000) documents totaling over one million
and five hundred and

eighty thousand (1,580,000) pages,

which Plaintiff’s team of attorneys

reviewed
and analyzed.

Plaintiff also took

depositions of

thirty-two (32)

witnesses, including

sixteen

(16)

named
Defendants,

in-person

in

London,

England,

New

York, Los

Angeles, Washington, D.C., and

West Palm
Beach, Florida, and remotely.
J.
The Parties

engaged in

international

discovery.

After an

initial

round

of

briefing
and argument

in 2023,

the Court

granted on

June 24,

2024 four

letters of

request for

discovery
from UBS and certain Individual

Defendants in Switzerland. On December 9,

2024, UBS moved
in a Swiss legal proceeding to dismiss

the letter of request directed at

UBS. That motion was fully
briefed

on

July

7,

2025,

and

remains

pending.

Plaintiff

withdrew

two

of

the

letters

of

request
seeking Swiss examinations of certain Individual Defendants, and one remains outstanding.
K.
The

Parties

filed

multiple

discovery

motions.

On

October

28,

2024,

Defendant
Gottstein

filed

a

motion

to

quash

a

deposition

notice.

On

November

5,

2024,

Plaintiff

filed

a
motion

to

compel

Credit

Suisse

to

produce

correspondence

with

the

Swiss

banking

regulator
FINMA. On

November 20,

2024, Plaintiff

filed a

motion to

compel disclosure

of certain

Defendant

communications. The Court denied Defendant Gottstein’s

motion as moot on July 14, 2025, after
Plaintiff and

Gottstein stipulated

to the

withdrawal of

the letter

of request

to Gottstein.

The motions
to compel remain pending.
L.
Plaintiff

and the

Individual Defendants

also

engaged in

significant

expert discovery.
For example, they exchanged

nine extensive expert

reports (four for

Plaintiff; five for

the Individual
Defendants)

totaling

many

hundreds

of

pages

on

issues

of

Swiss

law,

risk

management

controls,
corporate governance, and damages.
M.
On October

28, 2024,

certain Defendants

filed motions

to dismiss

the Complaint

for
lack of

personal jurisdiction.

Plaintiff vigorously

opposed those

motions. These

motions

were fully
briefed and then argued on May 2, 2025, and remain pending.
N.
The

Parties

and

UBS

engaged

in

extensive

settlement

negotiations,

which

were
supervised by one of

the nation’s preeminent mediators, former federal District Court judge,

Layn
Phillips.

Among

the

negotiations,

the

Parties

engaged

in

three

separate

full

day

in-person
mediation sessions in May 2023, May 2024, and July 2025.
O. At the conclusion of the July 2025 mediation session, after extensive negotiations,
Judge Phillips issued a

mediator’s proposal to settle the

Action in exchange for a

cash payment of
$115,000,000 (United States

Dollars) for the benefit of

the Company,

which all Parties accepted.
The agreement in principle among the Parties and UBS

to settle the Action, which was subject

to
the execution

of a

formal, final

stipulation and

agreement of

settlement and

related papers,

was
memorialized in a Settlement Term Sheet executed on July 21, 2025 (the “Term

Sheet”).
P.
On

July

14,

2025,

Plaintiff

informed

the

Court

that

the

Parties

had

reached

an
agreement in principle to settle the Action.

Q.
This

Stipulation

(together with

the

exhibits

hereto) reflects

the

final

and

binding
agreement

among

the

Parties and

UBS

with respect

to

the

Settlement and

supersedes the

Term
Sheet.
R.
In connection with settlement discussions and negotiations leading to the proposed
Settlement set forth in this Stipulation,

counsel for the Parties did not

discuss the appropriateness
or amount of any application for an award of attorneys’ fees and expenses.
S.
Plaintiff

brought

its

claims

in

good

faith

and

continues

to

believe that

its

claims
have merit, but, based upon Plaintiff’s and

Plaintiff’s Counsel’s

investigation, including a review
of the

voluminous documents

and deposition

testimony produced

in this

Action, and

taking into
consideration the risks of

continued litigation and

the relative costs and

benefits to the

Company
of continuing this Action, Plaintiff

and Plaintiff’s Counsel have determined that the

Settlement is
fair, reasonable, adequate, and in the best interests of the

Company and its stockholders. Based on
Plaintiff’s

direct oversight

of the

prosecution of

this

Action, and

with the

advice of

its counsel,
Plaintiff has agreed

to settle, compromise,

and release the

claims asserted in

the Action pursuant
to the

Settlement, after

considering (i)

the substantial

financial benefit

provided under

the proposed
Settlement;

(ii)

the

uncertain

outcome

and

significant

risks

of

continued

litigation;

and

(iii)

the
desirability

of

permitting

the

Settlement

to

be

consummated

as

provided

by

the

terms

of

this
Stipulation.
T.
The

Individual

Defendants

have

denied,

and

continue

to

deny,

each

and

every
allegation,

claim,

and

contention

made

by

Plaintiff,

including

any

and

all

allegations

of

fault,
wrongdoing,

liability,

and

the

existence

of

any

damages

asserted

in

the

Complaint.

Without
limiting the

generality of

the foregoing,

the Individual

Defendants have

denied, and

continue to
deny, that they have

committed any breach

of fiduciary duty

or wrongdoing, have

aided or

abetted

any

such

breach

or

wrongdoing,

have

violated

any

law

or

statutory

duty

whatsoever,

or

have
caused any damages to

Credit Suisse, and each

Individual Defendant expressly maintains

that he
or she has acted properly and in good faith and has diligently and scrupulously complied with his
or her statutory, fiduciary,

and other legal duties. The Individual Defendants are entering into this
Stipulation and the Settlement solely to eliminate the burden, expense, disruption, and distraction inherent

in

further

litigation,

and

without

admitting

the

validity

of

any

allegations

made

by
Plaintiff, or any liability with

respect thereto, and thus have

concluded that it is desirable

that the
claims against them be settled on the terms reflected in this Stipulation.
NOW

THEREFORE
,

it

is
STIPULATED

AND

AGREED
,

by

and

between Plaintiff,
UBS,

and

Defendants

that,

subject

to

the

approval

of

the

Court

under

New

York

Business
Corporation Law § 626, for good and valuable consideration set forth herein and conferred on the
Company,

the sufficiency

of which

is acknowledged,

the claims

asserted

in the

Action shall

be
finally and fully settled, resolved, discharged, and dismissed with prejudice, and that the Released
Plaintiff’s

Claims

shall

be

finally

and

fully

settled,

resolved,

discharged,

and

dismissed

with
prejudice

against

the

Released

Defendants’

Persons,

and

that

the

Released

Defendants’

Claims
shall be

finally and

fully settled,

resolved, discharged,

and dismissed

with prejudice

against the
Released Plaintiff’s Persons, in the manner set forth herein.
I. DEFINITIONS
1.
In

addition

to

the

terms

defined

elsewhere

in

this

Stipulation,

the

following
capitalized terms, used in this Stipulation and the exhibits attached hereto and made a part hereof,
shall have the meanings given to them below:
(a)
“Defendants’ Counsel”

means Blank Rome

LLP (for Defendants

Urs Rohner,
Iris Bohnet, Christian Gellerstad, Andreas Gottschling, Michael Klein, Shan Li, Seraina

Macia,

Richard

Meddings,

Kai

S.

Nargolwala,

Ana

Paula

Pessoa,

Joaquin

J.

Ribeiro,

Severin
Schwan, and John Tiner); Crowell & Moring LLP (for Defendants Eric

Varvel,

David Miller, and
Radhika Venkatraman);

Baker McKenzie

LLP (for

Defendant Thomas

Gottstein); Gibson

Dunn
& Crutcher LLP (for Defendant Lara Warner); Lankler Siffert

& Wohl

LLP (for Defendant Brian
Chin); and Cahill Gordon & Reindel LLP (for Nominal Defendant Credit Suisse and UBS).
(b)
“Effective

Date”

means

the

first

date

by

which

all

of

the

events

and
conditions specified in paragraph 17 of this Stipulation

have been met and have occurred or

have
been waived.
(c)
“Escrow Account”

means

the interest-bearing

escrow account

maintained
by Plaintiff’s Counsel and into which the Settlement Amount shall be deposited.
(d)
“Escrow Agent” means

Citibank, N.A.
(e)
“Final,” when

referring

to

the

Judgment

or any

other

court order,

means
(i) if no appeal

is filed, the

expiration date of

the time provided

for filing or

noticing any motion
for reconsideration,

reargument, appeal,

or other

review of

the order;

or (ii)

if there

is an

appeal
from the Judgment

or order, (a)

the date

of final dismissal

of all such

appeals, or the

final dismissal
of any

proceeding on

certiorari, reconsideration,

or otherwise;

or (b)

the date the

Judgment or

order
is

affirmed

on

appeal

and

the

time

to

file

a

petition

for

a

writ

of

certiorari,

reconsideration,
reargument,

or

other

form

of

review

has

expired;

or

a

petition

for

a

writ

of

certiorari,
reconsideration,

reargument,

or

other

form

of

review

has

been

denied;

or

if

certiorari,
reconsideration, or

other form

of review

is granted,

the Judgment

or order

has been

finally affirmed
pursuant

to

that

grant;
provided,

however
,

that

any

disputes

or

appeals

relating

solely

to

the
amount, payment, or allocation of attorneys’ fees and expenses shall have no effect on finality for purposes of determining

the date on

which the Judgment

becomes Final and

shall not

otherwise

prevent, limit,

or

otherwise affect

the

Judgment,

or

prevent, limit,

delay,

or

hinder

entry

of

the
Judgment.
(f)
“Judgment”

means

the

Judgment

and

Order

Granting

Final

Approval

of
Derivative Action Settlement, substantially in the

form attached hereto as Exhibit D,

to be entered
by the Court approving the Settlement.
(g)
“Litigation

Expenses”

means

any

and

all

costs

and

expenses

incurred

by
Plaintiff’s Counsel

in connection

with commencing,

prosecuting,

and settling

the Action,

for which
Plaintiff’s Counsel intends to apply to the Court for payment from the Settlement Fund.
(h)
“Notice”

means

the

Notice

of

Pendency

and

Proposed

Settlement

of
Stockholder Derivative Action, substantially in the form attached hereto as Exhibit B.
(i)
“Notice Costs” means

all costs,

fees, and expenses

related to providing

notice
of the Settlement.
(j)
“Notice Order” means

the Order,

substantially in

the form attached

hereto
as

Exhibit

A,

preliminarily

approving

the

Settlement,

directing

notice

of

the

Settlement,

and
scheduling Settlement-related events.
(k)
“Parties” means Plaintiff and

Defendants.
(l)
“Plaintiff’s Counsel” means

Bernstein Litowitz

Berger & Grossmann

LLP.
(m)
“Released Claims” means, collectively, the Released Plaintiff’s Claims

and
the Released Defendants’ Claims.
(n)
“Released

Defendants’

Claims”

means

all

claims

and

causes

of

action

of
every nature and

description, whether known

claims or

Unknown Claims, whether

arising under
state, federal, foreign, or common law, that arise out of or relate to the institution, prosecution, or settlement of the

claims asserted in

the Action; except

for claims relating

to the enforcement

of the
Settlement.
(o)
“Released

Defendants’

Persons”

means

Defendants

and

their

current

and
former

parents,

subsidiaries,

officers,

directors,

attorneys,

family

members,

trustees,

trusts,
insurers, heirs, executors, administrators, predecessors, successors, and assigns.
(p)
“Released Plaintiff’s

Claims” means

all claims

and causes

of action

of every
nature and

description, whether

known claims

or Unknown

Claims, whether

arising under

state,
federal, foreign, or

common law,

that (i) were

asserted in the

Complaint; or

(ii) could have

been
asserted derivatively on

behalf of the

Company,

or directly under

Article 754

of the Swiss

Code
of

Obligations,

in

the

Complaint

or

in

any

other

forum

and

that

arise

out

of

or

relate

to

the
allegations, transactions, facts, matters, disclosures, or non-disclosures set forth in the Complaint;
except for

claims relating

to the

enforcement of

the Settlement.

For the

avoidance of

doubt, the
Released Plaintiff’s Claims

will not cover,

include, or release

any other direct

claims of Plaintiff
or

any

other

Company

stockholder,

including

without

limitation

any

claims

asserted

under

the
federal securities laws, including without limitation the claims asserted in City of St. Clair Shores
Police and

Fire

Retirement

System v.

Credit

Suisse Group

AG, et

al.
, Civil

Action No.

1:21-cv-
03385-NRB (S.D.N.Y.).
(q)
“Released

Plaintiff’s

Persons”

means

Plaintiff

and

its

current

and

former
parents,

subsidiaries,

officers,

directors,

attorneys

(including

Plaintiff’s

Counsel),

family

members,
trustees, trusts, insurers, heirs, executors, administrators, predecessors, successors, and assigns.
(r)
“Released

Persons”

means,

collectively,

the

Released

Plaintiff’s

Persons
and the Released Defendants’ Persons.

(s)
“Releases”

means the

releases

set forth

in paragraphs

3-4 of

this Stipulation.
(t)
“Settlement” means

the resolution of

the Action

on the

terms and

conditions
set forth in this Stipulation.
(u)
“Settlement Amount” means

$115,000,000 (United States Dollars)

in cash.
(v)
“Settlement Fund” means

the Settlement Amount

plus any and

all interest
earned thereon.
(w)
“Settlement Hearing” means the hearing to be set by the Court to consider,
among other things, final approval of the Settlement.
(x)
“Summary

Notice”

means

the

Summary

Notice

of

Pendency

and

Proposed
Settlement of Stockholder Derivative Action, substantially in the form attached hereto as Exhibit C.
(y)
“Taxes”

means:

(i)

all

federal,

state,

and/or

local

taxes

of

any

kind

on

any
income

earned

by

the

Settlement

Fund;

and

(ii)

the

reasonable

expenses

and

costs

incurred

by
Plaintiff’s Counsel in connection with determining the amount of,

and paying, any taxes owed by the
Settlement Fund (including, without limitation, expenses of tax attorneys and accountants).
(z)
“Unknown

Claims”

means

any

Released

Plaintiff’s

Claims

that

Plaintiff,
Credit Suisse,

or UBS

does not

know or

suspect to

exist in

its favor

at the

time of

the release of
such claims, and any

Released Defendants’ Claims

that any Defendant does

not know or

suspect
to exist

in his,

her, or its

favor at

the time

of the

release of

the Released Defendants’

Claims, which,
if

known

by

him,

her,

or

it,

might

have

affected

his,

her,

or

its

decision(s)

with

respect

to

this
Settlement. With

respect to any and all Released

Claims, the Parties and UBS stipulate and

agree
that,

upon

the

Effective

Date

of

the

Settlement,

Plaintiff,

Defendants,

and

UBS

shall

expressly
waive any and all provisions, rights, and benefits conferred by any law of any state or territory of the United

States, or

principle of

common law

or foreign

law,

which is

similar,

comparable, or
equivalent to California Civil Code § 1542, which provides:
A general release

does not extend to claims that

the creditor or releasing party does
not know or suspect to exist in

his or her favor at the time of executing the

release
and

that,

if

known

by

him

or

her,

would

have

materially

affected

his

or

her
settlement with the debtor or released party.
Plaintiff, Defendants, and

UBS acknowledge that

the foregoing waiver was

separately bargained
for and is a key element of the Settlement.
II. RELEASE OF CLAIMS
2.
The obligations incurred pursuant to

this Stipulation are in

consideration of: (a) the
full and final disposition of the Action; and (b) the Releases provided for under this Stipulation.
3.
Pursuant to the Judgment,

without further action by

anyone, upon the Effective Date

of
the Settlement, Plaintiff,

Credit Suisse, and

UBS shall be

deemed to have,

and by operation of law and
of the Judgment shall have, fully, finally,

and forever dismissed with prejudice, settled, resolved, and discharged the Released

Plaintiff’s Claims against

the Released

Defendants’ Persons,

and

shall forever
be

barred

and

enjoined

from

prosecuting

the

Released

Plaintiff’s

Claims

against

the

Released
Defendants’ Persons.
4.
Pursuant

to

the

Judgment,

without

further

action

by

anyone,

upon

the

Effective
Date of the

Settlement, Defendants and UBS

shall be deemed

to have, and by

operation of law

and
of the Judgment shall have,

fully,

finally,

and forever dismissed with prejudice,

settled, resolved,
and discharged

the Released

Defendants’

Claims against

the Released

Plaintiff’s Persons,

and shall
forever

be

barred

and

enjoined

from

prosecuting

the

Released

Defendants’

Claims

against

the
Released Plaintiff’s Persons.

5.
Notwithstanding paragraphs

3-4 above,

nothing in

the Judgment

shall bar

any action
by any of the Parties or UBS to enforce or effectuate the terms of this Stipulation or the Judgment.
III. SETTLEMENT CONSIDERATION
6.
No later than

twenty (20) business days prior to the

date of the Settlement Hearing,
but no earlier than thirty (30) calendar days after: (a) the Court’s grant of preliminary approval to
the

Settlement;

and

(2)

UBS’s

receipt

of

the

appropriate

payment

information

for

the

Escrow
Account, including wire instructions (including SWIFT Code),

a Form W-9,

and access to a duly
authorized

individual

who

can

verbally

confirm

payment

information,

UBS

shall

cause

the
Settlement Amount to be paid into the Escrow Account. No later than ten (10) business days after
the

Effective

Date,

Plaintiff’s

Counsel

shall

cause

the

Settlement

Fund,

less

(i)

any

Fee

and
Expense Award (as defined in paragraph 10 below) paid or payable and/or any reserve to account
for any

potential future

Fee and

Expense Award;

and (ii)

any Taxes

with respect

to any

interest
earned on the Settlement Fund while on deposit in the Escrow Account, to be transferred to UBS, as successor to Credit Suisse.

All payments shall be made

by wire transfer to and

from the Escrow
Account; payments shall not be made by check. For avoidance of doubt, no Individual Defendant shall be personally liable for funding the Settlement Amount.
7.
Except as

provided herein

or pursuant

to orders

of the

Court, the

Net Settlement
Fund shall remain

in the Escrow

Account prior to

the Effective Date.

All funds held by

the Escrow
Agent shall be deemed to be in custody

of the Court and shall remain subject to

the jurisdiction of
the Court until such time as the funds shall be distributed or returned pursuant to the terms of this
Stipulation

and/or

further

order

of

the

Court.

Except

as

otherwise

provided

in

this

paragraph,
Plaintiff’s

Counsel

will

instruct

the

Escrow

Agent

to

invest

any

funds

in

the

Escrow

Account

exclusively in United States Treasury Bills (or a mutual fund invested solely in such instruments)
and to collect

and reinvest all

interest accrued thereon,

except that any

residual cash balances

up
to the amount that is insured by

the FDIC may be deposited in any account that

is fully insured by
the

FDIC.

In

the

event

that

the

yield

on

United

States

Treasury

Bills

is

negative,

in

lieu

of
purchasing such Treasury

Bills, all or any portion

of the funds held by

the Escrow Agent may be
deposited in any account that is fully insured by the FDIC or backed by the full faith and credit of
the United States. Additionally,

if short-term placement of the funds held by the Escrow Agent is necessary,

all or any portion

of those funds may

be deposited in any

account that is

fully insured
by the FDIC or backed by the full faith and credit of the United States.
8.
The Parties

and UBS

agree that

the Settlement

Fund is

intended to

be a

qualified
settlement

fund

within

the

meaning

of

Treasury

Regulation

§

1.468B-1

and

that

Plaintiff’s
Counsel,

as

administrator

of

the

Settlement

Fund

within

the

meaning

of

Treasury

Regulation
§ 1.468B-2(k)(3), shall be solely responsible for filing or causing to be filed all informational and other

tax

returns

as

may

be

necessary

or

appropriate

(including,

without

limitation,

the

returns
described in Treasury

Regulation § 1.468B-2(k))

for the

Settlement Fund. Plaintiff’s Counsel

shall
also be responsible for causing payment to be made from the Settlement Fund of any Taxes owed with respect to

the Settlement Fund.

The Released Defendants’

Persons shall not

have any liability
or responsibility for

any such Taxes.

Upon written request,

UBS will provide

Plaintiff’s Counsel
with

the

statement

described

in

Treasury

Regulation

§

1.468B-3(e).

Plaintiff’s

Counsel,

as
administrator of

the Settlement

Fund within

the meaning

of Treasury Regulation

§ 1.468B-2(k)(3),
shall

timely

make

such

elections

as

are

necessary

or

advisable

to

carry

out

this

paragraph,
including, as

necessary,

making a

“relation back

election,” as described

in Treasury

Regulation
§ 1.468B-1(j),

to cause

the qualified

settlement

fund to

come

into existence

at the

earliest

allowable

date, and

shall take

or cause

to be

taken all

actions as

may be

necessary

or appropriate

in connection
therewith.
9. All Taxes shall be paid out of the Settlement Fund, and shall be timely paid, or caused to be

timely paid,

by Plaintiff’s

Counsel

and without

further order

from the

Court. Any

tax

returns
prepared for the Settlement Fund (as well as the election set forth therein) shall be consistent with the previous paragraph and

in all events

shall reflect that

all Taxes on the income

earned by the

Settlement
Fund shall be paid out

of the Settlement Fund

as provided herein. Plaintiff’s

Counsel will file a

final
tax return

for the

Settlement Fund,

which will

be subject

to a

three-year statute of limitations period
commencing on

the date

of filing

of the

final tax

return (the “Statutory Period”),

during which time the
IRS can review, analyze, and resolve any tax-related issues

related to

the Settlement Fund.

At the time
of transfer

of the

balance of

the Settlement

Fund

to UBS

pursuant to

paragraph 6

above, Plaintiff’s
Counsel shall be permitted to withhold a portion of

the Settlement

Fund in

reserve in

a non-interest-
bearing escrow account

to cover any

future Taxes

required to be

paid by the

IRS with respect

to the
Settlement Fund (the “Tax

Reserve”). UBS may

elect to have

the unused Tax

Reserve transferred to
UBS before the expiration of the Statutory

Period, provided

that UBS

first issues

to Plaintiff’s

Counsel
a written

assurance to

timely pay to the IRS any additional Taxes (including any penalties) owed with respect to the Settlement Fund.
IV. ATTORNEYS’ FEES AND LITIGATION EXPENSES
10.
In connection

with the

Settlement, Plaintiff’s

Counsel will

apply to

the Court

for
an award of attorneys’

fees and payment

of Litigation Expenses

(the “Fee and

Expense Award”)
to be paid

solely from (and out

of) the Settlement Fund.

In connection with

Plaintiff’s Counsel’s
application

for

a

Fee and

Expense Award,

Plaintiff

may petition

the

Court for

a

service award

(“Service

Award”)

to

be

paid

solely

from

any

Fee

and

Expense

Award

to

Plaintiff’s

Counsel.
Defendants

reserve

the

right

to

oppose

Plaintiff’s

Counsel’s

application

for

a

Fee

and

Expense
Award, including Plaintiff’s

application for a Service Award.
11.
Any

Fee

and

Expense

Award

approved

by

the

Court

shall

be

paid

to

Plaintiff’s
Counsel,

and

any

Service

Award

approved

by

the

Court

shall

be

paid

to

Plaintiff,

from

the
Settlement

Fund

immediately

upon

award,

notwithstanding

the

existence

of

any

timely

filed
objections thereto, or potential

for appeal therefrom, or

collateral attack on the

Settlement or any
part thereof, subject

to Plaintiff’s Counsel’s and Plaintiff’s obligation to make appropriate refunds or repayments to the

Settlement Fund, plus accrued interest

at the same net

rate as is earned

by the
Settlement Fund, if the Settlement is terminated pursuant

to the terms of this Stipulation or if,

as a
result of any appeal or further proceedings on remand, or successful collateral attack, the Fee and
Expense Award or any Service Award is reduced or reversed and such order reducing or

reversing
the award has become Final.

Plaintiff’s Counsel and Plaintiff shall make the appropriate refund

or
repayment in

full

no

later

than

twenty

(20)

business

days

after: (a)

receiving

from

Defendants’
Counsel notice of the

termination of the Settlement; or

(b) any order reducing or reversing

the Fee
and Expense Award has

become Final.
12.
It

is

not

a

condition

of

this

Stipulation,

the

Settlement,

or

the

Judgment

that

the
Court award any attorneys’ fees

or expenses, including any service award

to Plaintiff. In the event
that the

Court does

not award attorneys’

fees or

expenses or

a service

award, or

in the

event the
Court makes an award in

an amount that is less

than the amount requested

by Plaintiff’s Counsel
or Plaintiff or

is otherwise unsatisfactory to

Plaintiff’s Counsel or Plaintiff, or

in the event

that any
such

award

is

vacated

or

reduced

on

appeal,

this

Stipulation

and

the

Settlement,

including

the
effectiveness of the Releases and

other obligations of the Parties

and UBS under the Settlement,

nevertheless

shall

remain

in

full

force

and

effect.

Neither

Plaintiff

nor

Plaintiff’s

Counsel

may
cancel or

terminate the

Settlement based

on this

Court’s or any

appellate court’s ruling

with respect
to any Fee and Expense Award

or any Service Award.
V.
SUBMISSION OF THE

SETTLEMENT TO THE

COURT FOR APPROVAL
13.
Within one

(1) business

day of execution

of this Stipulation,

Plaintiff shall

move,
with

Defendants’

consent,

for

preliminary

approval

of

the

Settlement

and

request

entry

of

the
Notice Order,

substantially in

the form attached

hereto as Exhibit

A, providing

for, among

other
things: (a) preliminary approval of

the Settlement; (b) dissemination of

the Notice; (c) publication
of the

Summary Notice;

and (d)

scheduling of

the Settlement

Hearing to

consider: (i)

final approval
of the

proposed Settlement,

(ii) the

request that

the Judgment,

substantially in

the form

attached
hereto as Exhibit

D, be

entered by the

Court, (iii)

Plaintiff’s Counsel’s

application for a

Fee and
Expense

Award, including any application

by Plaintiff

for a Service

Award, and (iv) any objections
to

any

of

the

foregoing.

The

Parties

shall

take

all

reasonable

and

appropriate

steps

to

seek

and
obtain entry of the Notice Order.

The date and time of the Settlement Hearing

set by the Court in
the Notice

Order may

be changed

by the

Court without

further written

notice to

UBS stockholders.
14.
In

accordance

with

the

terms

of

the

proposed

Notice

Order

to

be

entered

by

the
Court (i) no

later than five

(5) business days

following the date

of entry of

the Notice Order (the
“Notice Date”), UBS shall file

copies of this Stipulation and the

Notice, substantially in the form
attached

hereto

as

Exhibit

B,

as

exhibits

to

a

Form

6-K

with

the

United

States

Securities

and
Exchange Commission;

(ii) no

later than

five (5)

business days

following the

Notice Date,

UBS
shall post

copies of

this

Stipulation

and the

Notice, substantially

in the

form

attached hereto

as
Exhibit B, on

the “Investor Relations”

section of UBS’s website, and

such documents shall

remain
posted to that website through the Effective Date of the Settlement; and (iii) no later than five

(5)

business days

following the

Notice Date,

UBS shall

cause the

Summary Notice,

substantially in
the form attached

hereto as Exhibit C, to be

published on one occasion

in
The Wall Street Journal ,
on one occasion in The Financial Times , and on one occasion over the PR Newswire.
15.
UBS shall assume all administrative responsibility for and

will pay any and all Notice
Costs

regardless of

whether the

Court

approves the

Settlement or

the

Effective

Date fails

to occur.
Plaintiff

and Plaintiff’s

Counsel shall

not be

responsible

for

any Notice

Costs

nor shall

any

Notice
Costs be paid from the Settlement Fund.
16.
The

Parties

shall

request

at

the

Settlement

Hearing

that

the

Court

approve

the
Settlement

and

enter the

Judgment,

substantially

in

the

form

attached hereto

as

Exhibit

D.

The
Parties shall take all reasonable and appropriate steps to obtain entry of the Judgment.
VI. CONDITIONS OF SETTLEMENT
17.
The Effective Date of

the Settlement shall be deemed

to occur on the

occurrence or
waiver in writing by the Parties and UBS of all of the following conditions, which the Parties and
UBS shall use their respective best efforts to achieve:
(a) the full amount of the Settlement Amount has been paid into the Escrow
Account in accordance with paragraph 6 above;
(b) the Court has entered the Notice Order, substantially in the form attached hereto as Exhibit A;
(c)
Defendants

and

UBS

have

not

exercised

their

option

to

terminate

the
Settlement pursuant to the provisions of this Stipulation;
(d)
Plaintiff has not

exercised its option

to terminate

the Settlement pursuant

to
the provisions of this Stipulation;

(e)
the Court has

approved the Settlement

as described herein,

following notice
to UBS stockholders

and a hearing,

and entered the

Judgment, substantially in

the form attached
hereto as Exhibit D; and
(f)
the Judgment has

become Final.
VII. TERMINATION OF SETTLEMENT; EFFECT OF TERMINATION
18.
Plaintiff,

UBS,

and

Individual

Defendants

(provided

Individual

Defendants
unanimously agree

among themselves)

shall each

have the

right to

terminate the

Settlement and
this Stipulation, by

providing written notice

of its or

their election to

do so (“Termination Notice”)
to the

other Parties

within twenty

(20) business

days of:

(a) the

Court’s

final refusal

to enter

the
Notice Order in any material respect and such

final refusal decision having become Final; (b)

the
Court’s

final refusal to approve

the Settlement or

any material part thereof

and such final refusal
decision having become

Final; (c) the

Court’s

final refusal to

enter the Judgment

in any material
respect as

to the

Settlement and

such final

refusal decision

having become

Final; or

(d) the

date
upon which an order modifying or reversing the Judgment in any material respect becomes Final.
In addition to

the foregoing, Plaintiff

shall have the

unilateral right to terminate

the Settlement and
this Stipulation, by providing

written notice of

its election to do

so to Defendants and

UBS, within
twenty

(20)

business

days

of

any

failure

of

UBS

to

cause

the

full

payment

of

the

Settlement
Amount

into

the

Escrow

Account

in

a

timely

manner

in

accordance

with

paragraph

6

above.
However, any decision or proceeding, whether in

this Court or any appellate

court, with respect to
an application by Plaintiff’s

Counsel for a Fee and

Expense Award,

including any application by
Plaintiff for

a Service

Award,

shall not

be considered material

to the

Settlement, shall

not affect
the finality of the Judgment, and shall not be grounds for termination of the Settlement.

19.
If

(i)

Plaintiff,

(ii)

all

Individual

Defendants

(provided

they

unanimously

agree
among themselves), or

(iii) UBS exercises its

or their right

to terminate the Settlement as

provided
in this Stipulation, then:
(a)
The

Settlement

and

the

relevant

portions

of

this

Stipulation

shall

be
canceled and terminated;
(b)
Plaintiff

and

Defendants

shall

revert

to

their

respective

positions

in

the
Action as of immediately prior to the Parties’ execution of the Term Sheet on July 21, 2025;
(c) Within ten (10) business days of termination of the Settlement, as provided in this Stipulation, Plaintiff’s Counsel

shall cause the Escrow

Agent to return, as directed

by UBS,
any

portion

of

the

Settlement

Amount

that

has

been

paid

into

the

Escrow

Account,

including
accrued

interest

thereon

and

change

in

value

as

a

result

of

the

investment

of

the

Settlement
Amount, and any

funds received

by Plaintiff’s

Counsel or

Plaintiff consistent

with paragraph 11
above, and

less

any Taxes

with respect

to any

interest earned

on the

Settlement Fund

while

on
deposit

in

the

Escrow

Account.

In

the

event

that

the

funds

received

by

Plaintiff’s

Counsel

or
Plaintiff consistent with

paragraph 11 above have

not been refunded

to the Settlement Fund

within
the ten (10)

business days specified

in this paragraph,

Plaintiff’s Counsel

shall cause the

Escrow
Agent to return, as directed

by UBS, those funds immediately

upon their deposit into

the Escrow
Account consistent with paragraph 11 above; and
(d)
The

terms

and

provisions

of

this

Stipulation,

with

the

exception

of

this
paragraph 19 and paragraphs 11, 15, 20, 41, and 42 of this Stipulation, shall have no further force and
effect with

respect to

the Parties

and UBS

and shall

not be

used in

the Action

or in

any other

proceeding
for any purpose, and any Judgment or order entered by the Court in accordance with the terms of this
Stipulation shall be treated as vacated, nunc pro tunc .

VIII.
NO ADMISSION OF

WRONGDOING
20.
Neither the Term

Sheet; this Stipulation

(whether or not consummated), including
the exhibits hereto; the

negotiations leading to the execution of

the Term Sheet or this Stipulation;
nor any proceedings

taken pursuant to

or in connection

with this Stipulation

and/or approval of

the
Settlement (including any arguments proffered in connection therewith):
(a)
shall

be

offered

against

any

of

the

Released

Defendants’

Persons

as
evidence

of,

or

construed

as,

or

deemed

to

be

evidence

of

any

presumption,

concession,

or
admission by any of the

Released Defendants’ Persons with respect

to the truth of

any fact alleged
by Plaintiff; the

validity of any

claim that

was or could

have been asserted;

the validity of

any legal
arguments that Plaintiff has made or could

have made; the deficiency of

any defense that has been
or could

have been

asserted in

the Action

or in

any other

litigation; or

any liability,

negligence,
fault, or other wrongdoing of any kind of any of the Released Defendants’ Persons, or in any way
referred

to

for

any

other

reason

as

against

any

of

the

Released

Defendants’

Persons,

in

any
arbitration proceeding

or other

civil, criminal,

or administrative

action or

proceeding (including
this Action if it is not dismissed in accordance with

this Stipulation), other than such proceedings
as may be necessary to effectuate the provisions of this Stipulation;
(b)
shall be deemed

to represent an admission by

any Defendant that

he, she, or
it

is

subject

to

personal

jurisdiction

in

the

Action,

or

to

personal

jurisdiction

in

any

location
anywhere, and Defendants’ entry into this Stipulation shall be without prejudice to all claims and
defenses by any and all Defendants regarding personal jurisdiction;
(c) shall be offered against any of the Released Plaintiff’s Persons, as evidence of, or construed as, or

deemed to be evidence of

any presumption, concession, or admission

by any of the
Released Plaintiff’s Persons that any of their claims are without merit, that any of the

Released Defendants’

Persons had

meritorious defenses,

or that

damages recoverable

under the
Complaint

would

not

have

exceeded

the

Settlement

Amount

or

with

respect

to

any

liability,
negligence, fault,

or wrongdoing

of any

kind, or

in any

way referred

to for

any other

reason as
against

any

of

the

Released

Plaintiff’s

Persons,

in

any

arbitration

proceeding

or

other

civil,
criminal, or administrative action or

proceeding, other than such proceedings as

may be necessary
to effectuate the provisions of this Stipulation; or
(d)
shall

be

construed

against

any

of

the

Released

Persons

as

an

admission,
concession, or presumption

that the consideration

to be given

hereunder represents the

judgment
amount that could be or would have been achieved after trial;
provided,

however
,

that

if

the

Settlement

is

approved

by

the

Court,

the

Parties,

UBS,

and

the
Released

Persons

and

their

respective

counsel

may

refer

to

this

Stipulation

to

effectuate

the
protections from

liability granted

under this

Stipulation or

otherwise to

enforce the

terms of

the
Settlement.
IX.
MISCELLANEOUS

PROVISIONS
21.
All of the exhibits attached

hereto are incorporated by reference as though

fully set
forth herein.

Notwithstanding the foregoing,

if there exists

a conflict or

inconsistency between the
terms of this Stipulation and the terms of any exhibit attached hereto, the terms of this Stipulation control.
22.
In the

event of

the entry

of a

Final order

of a

court of

competent jurisdiction

determining
the transfer of money to the Settlement Fund or any portion

thereof by or on behalf of UBS or any of
the Defendants to

be a preference,

voidable transfer, fraudulent transfer, or similar

transaction and any
portion

thereof

is

required

to

be

returned,

and

such

amount

is

not

promptly

deposited

into

the
Settlement Fund by others, then, at the election of Plaintiff, Plaintiff and Defendants

shall jointly

move the

Court to

vacate and

set aside

the Releases

given and

the
Judgment

entered

in

favor

of

Defendants

and

the

other

Released

Persons

pursuant

to

this
Stipulation, in which event the

Releases and Judgment shall be null

and void, and the Parties shall
be restored to their respective positions in the Action as provided in paragraph 19 above.
23.
The Parties

intend this

Stipulation

and the

Settlement to

be a

final and

complete
resolution

of

all

disputes

asserted

or

which

could

be

asserted

by

Plaintiff

with

respect

to

the
Released Plaintiff’s Claims. Accordingly, the Parties, UBS, and their respective counsel agree not
to assert in any forum that this Action was brought

by Plaintiff or defended by Defendants in bad
faith or without

a reasonable basis.

The Parties, UBS,

and their respective

counsel agree that

the
amounts paid and the terms of

the Settlement were negotiated at

arm’s length and in good faith by
the

Parties

and

UBS,

and

reflect

the

Settlement

that

was

reached

voluntarily

after

extensive
negotiations and consultation with experienced legal counsel, who were fully competent to assess the strengths and weaknesses of their respective clients’ claims or defenses.
24.
While

retaining

their

right

to

deny

that

the

claims

asserted

in

the

Action

were
meritorious, the

Parties, UBS,

and their

respective counsel,

in any

statement made

to any

media
representative (whether

or not

for attribution)

will not

assert that

the Action

was commenced

or
prosecuted in bad

faith, nor will

they deny

that the Action

was commenced and

prosecuted in

good
faith and is being settled voluntarily after

consultation with competent legal counsel.

In all events,
the

Parties,

UBS,

and

their

respective

counsel

shall

not

make

any

accusations

of

wrongful

or
actionable conduct by any Party

concerning the prosecution, defense, or resolution of the

Action,
and shall not otherwise

suggest that the Settlement

constitutes an admission of

any claim, defense,
or legal argument.

25.
The terms

of the

Settlement, as

reflected in

this

Stipulation, may

not be

modified or
amended, nor may any of its provisions be waived except by

a writing signed on behalf of

each of the
Parties and UBS (or their successors-in-interest).
26.
The headings

herein are

used for

the purpose

of convenience

only and

are not

meant
to

have

legal

effect.

The

use

of

the

word

“including”

herein

shall

mean

“including

without
limitation.”
27.
If any

deadline set

forth in this

Stipulation or the

exhibits hereto

falls on a

Saturday,
Sunday, or legal holiday,

that deadline will be continued to the next business day.
28.
Without

further

order

of

the

Court,

the

Parties

and

UBS

may

agree

to

reasonable
extensions of time to carry out any of the provisions of this Stipulation.
29.
The

administration

and

consummation

of

the

Settlement

as

embodied

in

this
Stipulation shall be under the authority

of the Court, and the Court shall have

jurisdiction over the
Action for

the purpose

of entering

orders providing

for awards

of attorneys’

fees and

Litigation
Expenses to Plaintiff’s Counsel, and enforcing the terms of this Stipulation.
30.
The waiver by

one Party

or UBS of

any breach of

this Stipulation

by any other

Party
or UBS

shall not

be deemed

a waiver

of such

breach by

any other

Party or

UBS or

a waiver

by the
waiving Party or UBS of any other prior or subsequent breach of this Stipulation.
31.
This Stipulation and its

exhibits constitute the entire

agreement among the Parties
and UBS concerning the Settlement and this Stipulation and its exhibits.
32.
This

Stipulation

may

be

executed

in

one

or

more

counterparts,

including

by
signature transmitted via facsimile, DocuSign,

or by a .pdf/.tif

image of the signature transmitted
via email.

All executed

counterparts and

each of

them shall

be deemed

to be

one and

the same
instrument.

33.
This Stipulation shall

be binding

upon and inure

to the benefit

of the

successors and
assigns

of

the

Parties

and UBS,

and the

Released Persons,

and

any

corporation, partnership,

or
other

entity

into

or

with

which

any

Party

or

UBS

may

merge,

consolidate,

or

reorganize.

The
Parties and

UBS acknowledge

and agree,

for the

avoidance of

doubt, that

the Released

Defendants’
Persons and the Released Plaintiff’s Persons

are intended beneficiaries of this Stipulation and are
entitled to enforce the Releases contemplated by the Settlement.
34.
The construction,

interpretation, operation,

effect,

and validity

of this

Stipulation
and all documents necessary to effectuate

it shall be governed by the

internal laws of the State of
New York

without regard

to conflicts

of laws,

except to

the extent

that federal

law requires

that
federal law govern.
35.
Any action to

enforce this

Stipulation or

any portion

thereof shall be

commenced
and maintained only in this Court.
36.
This

Stipulation

shall

not

be

construed

more

strictly

against

one

Party

or

UBS

than
another merely by

virtue of

the fact that

it, or any

part of it,

may have been

prepared by counsel

for
one of the Parties or UBS, it being recognized that it

is the result of arm’s-length

negotiations among
Plaintiff, Defendants, and UBS

and that Plaintiff, Defendants,

and UBS have

contributed substantially
and materially to the preparation of this Stipulation.
37. All counsel and all other persons executing this Stipulation and any of the exhibits hereto, or

any related

Settlement documents, warrant

and represent

that they have

the full authority
to

do

so

and

that

they

have the

authority

to

take

appropriate

action

required

or

permitted

to

be
taken pursuant to this Stipulation to effectuate its terms.
38.
The Parties

and UBS

agree to

cooperate fully

with one

another to

obtain (and,

if
necessary,

defend

on

appeal)

all

necessary

approvals

of

the

Court

required

of

this

Stipulation

(including using

their respective

best efforts

to resolve

any objections

raised to

the Settlement),
and to use

best efforts

to promptly

agree upon

and execute all

such other

documentation as may
be reasonably required to obtain

final approval by the Court

of the Settlement. For the avoidance
of doubt, this paragraph does not apply to Plaintiff’s Counsel’s application for a Fee and Expense
Award or Plaintiff’s

application for a Service Award.
39.
If

any

Party

or

UBS

is

required

to

give

notice

to

another

Party

or

UBS

under

this
Stipulation, such notice shall be in writing and shall

be deemed to have been duly given upon receipt
of

hand

delivery

or

email

transmission,

with

confirmation

of

receipt.

Notice

shall

be

provided

as
follows:
If to Plaintiff or

Plaintiff’s Counsel:

Bernstein Litowitz Berger

& Grossmann LLP
Attn: Jeroen

van Kwawegen,

Esq.
1251 Avenue of the Americas
New York,

NY 10020
(212) 554-1400
jeroen@blbglaw.com
If to the Company or UBS:

Cahill Gordon

& Reindel LLP
Attn: Jason Hall, Esq.
32 Old Slip
New York, NY 10005
(212) 701-3000
jhall@cahill.com
If to the Former

Director Defendants:

Blank Rome LLP
Attn: Linda Imes,

Esq.
1271 Avenue of the

Americas
New York,

NY 10020
(212) 885-5000
linda.imes@blankrome.com
If to

Defendants Eric Varvel, David
Miller, and Radhika Venkatraman:
Crowell & Moring LLP
Attn: Daniel

Zelenko, Esq.
Two Manhattan West
375 Ninth Avenue
New York,

NY 10001
dzelenko@crowell.com

If to Defendant

Thomas Gottstein:

Baker McKenzie

LLP
Attn: George Clarke,

Esq.
815 Connecticut Avenue, N.W.
Washington, D.C. 20006
(202) 835-6184
george.clarke@bakermckenzie.com
If to Defendant Lara Warner:

Gibson Dunn

& Crutcher LLP
Attn: Jason J. Mendro, Esq.
1700 M Street, N.W.
Washington, D.C. 20036
(202) 955-8500
jmendro@gibsondunn.com
If to Defendant Brian Chin:

Lankler Siffert & Wohl

LLP
Attn: Charles T. Spada, Esq.
1185 Avenue of the Americas
New York,

NY 10036
(212) 921-8399
cspada@lswlaw.com
40.
Except as otherwise

provided herein, each

Party and UBS shall bear

its own costs.
41.
All agreements made and orders entered

during the course of the Action relating to the
confidentiality of information shall survive this Settlement.
42.
Whether

or

not

the

Stipulation

is

approved

by

the

Court

and

whether

or

not

the
Stipulation is

consummated, or the

Effective Date

occurs, the

Parties, UBS,

and their

respective
counsel shall use

their best efforts to

keep all negotiations,

discussions, acts performed, drafts,

and
proceedings in connection with the preparation and execution of this Stipulation confidential.
IN

WITNESS

WHEREOF,
the

Parties

and

UBS

have

caused

this

Stipulation

to

be
executed, by their duly authorized attorneys, as of August 21, 2025.
[Signatures Beginning on

Next Page]

Jeremy P.

Robinson

Eric J. Riedel
BERNSTEIN LITOWITZ

BERGER &
GROSSMANN

LLP
1251 Avenue of the Americas
New York,

New York

10020
(212) 554-1400
Counsel for Plaintiff Employees Retirement
System for

the City

of Providence
Herbert S. Washer
Jason M.

Hall
Lauren Perlgut
CAHILL GORDON

& REINDEL LLP
32 Old Slip
New York,

NY 10005
(212) 701-3000
Counsel for Nominal Defendant

Credit Suisse
Group

AG and

UBS Group

AG, as successor
to Credit

Suisse Group

AG
Linda Imes
David Spears
Christopher

Dysard
Michael Donohue
BLANK ROME LLP
1271 Avenue

of the Americas New

York,
New York

10020
(212) 885-5000
Counsel for Defendants

Urs Rohner,

Iris
Bohnet, Christian

Gellerstad,
Andreas Gottschling,

Michael Klein, Shan Li,
Seraina Macia,

Richard

Meddings,
Kai
S.
Nargolwala,

Ana Paula Pessoa,
Joaquin J. Ribeiro, Severin Schwan, and
John Tiner

Jeroen van Kwawegen
Jeremy P.

Robinson
Eric J. Riedel
BERNSTEIN

LITOWITZ BERGER

&
GROSSMANN

LLP
1251 Avenue

of the Americas
New York,

New York

10020
(212) 554-1400
Counsel for Plaintiff Employees

Retirement
System for

the City

of Providence

Lauren Perlgut
CAHILL GORDON

& REINDEL

LLP
32 Old Slip
New York,

NY 10005
(212) 701-3000
Counsel for Nominal

Defendant Credit

Suisse
Group

AG and

UBS Group

AG, as successor
to Credit

Suisse Group

AG
Linda Imes
David Spears
Christopher Dysard
Michael Donohue
BLANK ROME LLP
1271 Avenue

of the Americas New

York,
New York

10020
(212) 885-5000
Counsel for Defendants Urs Rohner,

Iris
Bohnet, Christian Gellerstad,
Andreas Gottschling,

Michael Klein, Shan

Li,
Seraina Macia,

Richard

Meddings,
Kai S. Nargolwala,

Ana Paula Pessoa,
Joaquin J.

Ribeiro, Severin Schwan, and
John Tiner

Jeroen van Kwawegen
Jeremy P.

Robinson
Eric J. Riedel
BERNSTEIN

LITOWITZ

BERGER &
GROSSMANN

LLP
1251 Avenue

of the Americas
New York,

New York

10020
(212)

554-1400
Counsel for

Plaintiff Employees

Retirement
System for

the City

of Providence
Herbert S. Washer
Jason M.

Hall
Lauren Perlgut
CAHILL

GORDON

& REINDEL

LLP
32 Old Slip
New York,

NY 10005
(212)

701-3000
Counsel for Nominal Defendant

Credit Suisse
Group

AG and

UBS Group

AG, as

successor

Michael Donohue
BLANK ROME LLP
1271 Avenue

of the Americas New

York,
New York

10020
(212)

885-5000
Counsel for Defendants Urs Rohner,

Iris
Bohnet, Christian Gellerstad,
Andreas Gottschling, Michael Klein, Shan Li,
Seraina Macia, Richard Meddings,
Kai
S.
Nargolwala, Ana Paula Pessoa,
Joaquin J.

Ribeiro, Severin Schwan, and
John Tiner

Daniel L. Zelenko
Lisa N. Umans
Robert Mantel
CROWELL

& MORING LLP
Two Manhattan

West
375 Ninth

Avenue
New York,

New York

10001
(212) 223-4000
Counsel for Defendants

Eric Varvel,

David
Miller,

and Radhika

Venkatraman
George

Clarke
Sonya C. Bishop
BAKER & MCKENZIE

LLP
425 Fifth Avenue
New York,

New York

10018
(212) 626-4100
Counsel for Defendant

Thomas P.

Gottstein
Jason J.

Mendro
GIBSON, DUNN

& CRUTCHER

LLP
1700 M

Street, N.W.
Washington,

D.C. 20036
(202) 955-8500
Counsel for

Defendant

Lara J.

Warner
Charles T.

Spada
Gabrielle S.

Friedman
Derek Chan
LANKLER SIFFERT & WOHL LLP
1185 Avenue of the Americas
New York,

New York

10036
(212) 921-8399
Counsel for Defendant Brian Chin

Daniel L.

Zelenko
Lisa N. Umans
Robert Mantel
CROWELL & MORING LLP
Two Manhattan West
375 Ninth Avenue
New York, New York

10001
(212) 223-4000
Counsel for Defendants

Eric Varvel, David
Miller,

and Radhika Venkatraman
George Clarke
Sonya C.

Bishop
BAKER & MCKENZIE LLP
425 Fifth Avenue
New York, New York

10018
(212) 626-4100
Counsel for Defendant Thomas P. Gottstein
Jason J. Mendro
GIBSON, DUNN & CRUTCHER LLP
1700 M Street, N.W.
Washington, D.C. 20036
(202) 955-8500
Counsel for Defendant Lara J. Warner
Charles T. Spada
Gabrielle S.

Friedman
Derek Chan
LANKLER SIFFERT & WOHL LLP
1185 Avenue of the Americas
New York,

New York

10036
(212) 921-8399
Counsel for Defendant Brian Chin

Daniel L.

Zelenko
Lisa N. Umans
Robert Mantel
CROWELL & MORING LLP
Two Manhattan West
375 Ninth Avenue
New York, New York

10001
(212) 223-4000
Counsel for Defendants

Eric Varvel, David
Miller,

and Radhika Venkatraman
George Clarke
Sonya C.

Bishop
BAKER & MCKENZIE LLP
425 Fifth Avenue
New York, New York

10018
(212) 626-4100
Counsel for Defendant Thomas P. Gottstein

Washington, D.C. 20036
(202) 955-8500
Counsel for Defendant Lara J. Warner
Charles T. Spada
Gabrielle S.

Friedman
Derek Chan
LANKLER SIFFERT & WOHL LLP
1185 Avenue of the Americas
New York,

New York

10036
(212) 921-8399
Counsel for Defendant Brian Chin

Daniel L.

Zelenko
Lisa N. Umans
Robert Mantel
CROWELL & MORING

LLP
Two Manhattan West
375 Ninth Avenue
New York, New York

10001
(212) 223-4000
Counsel for Defendants Eric Varvel,

David
Miller,

and Radhika Venkatraman
George Clarke
Sonya C.

Bishop
BAKER & MCKENZIE LLP
425 Fifth Avenue
New York, New York

10018
(212) 626-4100
Counsel

for

Defendant

Thomas
P. Gottstein
Jason J. Mendro
GIBSON, DUNN &

CRUTCHER LLP
1700 M Street, N.W.
Washington, D.C. 20036
(202) 955-8500
Counsel for

Defendant

Lara J.

Warner

Gabrielle S.

Friedman
Derek Chan
LANKLER SIFFERT & WOHL LLP
1185 Avenue of the Americas
New York,

New York

10036
(212) 921-8399
Counsel for Defendant

Brian Chin

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

August 29, 2025